February 6, 2012

Via EDGAR

Mr. Adam F. Turk,

Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apartment Investment and Management Company

AIMCO Properties, L.P.

Rule 477 Application for Withdrawal of Registration Statement on Form S-4, File No. 333-175844, filed July 28, 2011

Ladies and Gentlemen:

Apartment Investment and Management Company, a Maryland corporation, and AIMCO Properties, L.P., a Delaware limited partnership (together, the “Registrant”), hereby respectfully apply pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), for consent to withdraw their Registration Statement (File No. 333-175844) on Form S-4 as filed with the Securities and Exchange Commission (the “Commission”) on July 28, 2011, together with all exhibits thereto (the “Registration Statement”).

The Registrant is requesting the withdrawal of the Registration Statement because the Registrant has decided not to pursue the merger transaction pursuant to which the securities of the Registrant were to be offered under the Registration Statement. The Registration Statement was not declared effective by the Commission and none of the Registrant’s securities were sold pursuant to the Registration Statement. Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements of the Registrant or an affiliate.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to Paul J. Nozick of Alston & Bird LLP, outside counsel to the Registrant, via fax at 404-253-8253 and via mail at Alston & Bird LLP, One Atlantic Center, 1201 West Peachtree Street, Atlanta, Georgia 30309-3424.

If you have any questions regarding the foregoing application for withdrawal, please call Mr. Nozick at 404-881-7451.

Sincerely,

Apartment Investment and Management Company

AIMCO Properties, L.P.

/s/ Trent A. Johnson
Trent A. Johnson
Vice President and Assistant General Counsel

cc:	Mr. Tom Kluck, Legal Branch Chief

Securities and Exchange Commission

Mr. Paul J. Nozick

Alston & Bird LLP